SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  January 2003

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1 of  3)

1.

10% Redeemable Convertible Debenture Due January 31, 2008

On January 6, 2003, Minco Mining & Metals Corporation (the "Registrant") announced a proposed private placement of Convertible Debentures (the "Debenture") of up to C$500,000 the proceeds of which, if concluded, will be used for advancing exploration on the Registrant's gold exploration projects in China and general working capital.

The Debenture offered is a 10% Redeemable Convertible Debenture due January 31, 2008 and calls for the redemption or conversion of the Debenture into the Registrant's common shares at any time should the Registrant's common shares trade at an average closing price of 100% or greater than the conversion price of the Debenture for a period of 30 consecutive trading days.  The Registrant will have the option to pay semi-annual interest on the Debenture in the form of cash or common shares.

The Registrant current has 18,580,123 issued and outstanding common shares.  The maximum number of common shares issuable upon conversion of the Debentures will be 1,250,000, excluding common shares issued as interest payments.

On January 21, 2003 the Registrant received conditional approval from the Toronto Stock Exchange of the Debenture and the listing of an additional 1,250,000 common shares of the Registrant, subject to the private placement closing on or before March 3, 2003 and the receipt of certain documentation.

A copy of the Registrant's news release dated January 6, 2003 announcing the proposed Debenture follows on page 3.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    January 23, 2003

William Meyer

Director and Chairman

TSE : MMM

For Immediate Release:  January 3, 2003                                                          NEWS RELEASE

Minco Announces a Financing of up to C$500,000

Vancouver, British Columbia - Minco Mining and Metals Corporation (the "Company") announces that it proposes to complete a financing of up to C$500,000 by way of a Convertible Debenture (the "Debenture").

The Debenture coupon will pay interest at a rate of 10% per annum, payable semi-annually and will mature five years from the date of issue.  The Debenture will be convertible at any time at the option of the Debenture holders into common shares of Minco at a conversion price of C$0.40 per share.  The maximum number of common shares that may be issued under this offering will be an aggregate of  1,250,000 after conversion.  Any Debenture converted into Minco shares during the first calendar year will be subject to a hold period up to one-year from the date of issue of the Debenture.  This transaction is subject to all regulatory approvals.

The Debenture calls for the redemption or conversion of the Debenture into Minco common shares at any time should the common shares of Minco trade at an average closing price of 100% or greater than the conversion price of the Debenture for a period of 30 consecutive trading days.  Any accrued interest will be paid to the investors up to the conversion date.  Minco will have the option to pay interest on the Debenture in the form of cash or common shares.

Proceeds of any transaction concluded under the proposed financing will be used for advancing exploration on the Company's Gobi and BYC gold projects in China and general working capital.

Minco Mining & Metals Corporation is listed on the Toronto Stock Exchange (TSX) under the symbol MMM.  The Company continues to evaluate a number of gold, base metal, rare earth and specialty metals projects in China.

Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to, metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

For further information, please contact Steve Kubota, Investor Relations Manager at Minco at

1-888-288-8288 or (604) 688-8002

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release